SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SKYLINE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

830830105

(CUSIP Number)

June 4, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105		13G/A

1	Name of Reporting Person Tontine Asset Associates, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

	6	Shared Voting Power 1,265,493

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 1,265,493

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,493

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person OO

CUSIP No. 830830105		13G/A

1	Name of Reporting Person Jeffrey L. Gendell

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

	6	Shared Voting Power 1,265,493

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 1,265,493

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,493

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person IN

CUSIP No. 830830105	13G/A

Item 1(a).	Name of Issuer The name of the issuer is SKYLINE CORPORATION (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at P. O. Box 743, 2520 By-Pass Road, Elkhart, Indiana 46515.

Item 2(a).	Name of Person Filing This statement is filed by:
(i)

Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware (“TAA”), which serves as general partner of Tontine Capital Overseas Master Fund II, L.P. (“TCOM II”), with respect to the shares of Common Stock directly owned by TCOM II; and

	(ii)	Jeffrey L. Gendell, a United States citizen (“Mr. Gendell”), with respect to the shares of Common Stock owned directly by TCOM II.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.
Item 2(c).	Citizenship See Item 2(a) above.
Item 2(d).	Title of Class of Securities Common Stock, $.0277 Par Value (the “Common Stock”).
Item 2(e).	CUSIP Number 830830105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not applicable.

CUSIP No. 830830105	13G/A

Item 4.	Ownership
A.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 1,265,493
(b)

Percent of class:

2.2%.

The percentages used herein and in the rest of Item 4 are calculated based upon an estimated 56,270,574 shares of Common Stock issued and outstanding as of June 4, 2018, as estimated by the Company in its Definitive Proxy Statement filed on April 25, 2018.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,265,493
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 1,265,493

B.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 1,265,493
	(b)	Percent of class: 2.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,265,493
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,265,493

On June 4, 2018, the Company announced the closing of a combination transaction involving the Company and Champion Enterprises Holdings, LLC (“Champion”). In connection with the closing, the Company issued a number of newly-issued shares of Common Stock of the Company to Champion in an amount sufficient such that, immediately following such issuance, the shares of Common Stock of the Company held by the shareholders of the Company immediately prior to such transaction represented approximately 15.5% of the outstanding Common Stock of the Company. As a result of such transaction, (a) the number of shares of Common Stock of the Company held by the Reporting Persons represents less than five percent (5%) of the total outstanding shares of Common Stock of the Company, and (b) the Reporting Persons are no longer subject to reporting obligations under Section 13 of the Securities Exchange Act with respect to their holdings of Common Stock of the Company. The filing of this Schedule 13G/A constitutes an exit filing for the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 830830105	13G/A

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 4, 2018

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of Tontine Asset Associates, LLC for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.